Press Release
CAE reports first quarter fiscal 2021 results

•	Revenue of $550.5 million down 33% vs. $825.6 million in prior year

•	Segment operating loss(1) of $110.3 million ($2.1 million before specific items(2)) vs. segment operating income before specific items of $113.3 million in prior year

•	EPS of negative $0.42 (negative $0.11 before specific items(3)) vs. $0.24 before specific items in prior year

•	Free cash flow(4) of negative $92.7 million up from negative $102.1 million in prior year

•	Order intake(5) of $417.1 million for 0.76x book-to-sales(5) and $8.6 billion backlog(5)

•	Announced approximately $100 million restructuring program to yield $50 million annual savings

Montreal, Canada, August 12, 2020 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $550.5 million for the first quarter of fiscal 2021, compared with $825.6 million in the first quarter last year. First quarter net loss attributable to equity holders was $110.6 million (negative $0.42 per share) compared to a net income of $61.5 million ($0.23 per share) last year. Net loss before specific items(6) in the first quarter of fiscal 2021 was $30.3 million (negative $0.11 per share) compared to a net income of $63.2 million ($0.24 per share) last year.

First quarter segment operating loss was $110.3 million compared with a segment operating income of $110.9 million (13.4% of revenue) in the first quarter of last year. Segment operating loss before specific items in the first quarter of fiscal 2021 was $2.1 million compared with a segment operating income of $113.3 million (13.7% of revenue) last year. Backlog remains solid at $8.6 billion. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except operating margins and per share amounts)		Q1-2021	Q1-2020	Variance %
Revenue		$550.5	$825.6	(33%)
Segment operating (loss) income (SOI)		$(110.3)	$110.9	(199%)
Operating margins	%	—%	13.4
SOI before specific items		$(2.1)	$113.3	(102%)
Operating margins before specific items	%	—%	13.7
Net (loss) income		$(110.0)	$63.0	(275%)
Net (loss) income attributable to equity holders of the Company		$(110.6)	$61.5	(280%)
Basic and diluted (loss) earnings per share (EPS)		$(0.42)	$0.23	(283%)
Net (loss) income before specific items		$(30.3)	$63.2	(148%)
EPS before specific items		$(0.11)	$0.24	(146%)
Order intake		$417.1	$940.8	(56%)
Total backlog		$8,550.9	$9,362.2	(9%)

In fiscal 2021, specific items include costs incurred in relation to the COVID-19 pandemic, mainly from impairment charges on non-financial assets and amounts owed from customers of $108.2 million. In fiscal 2020 specific items include the impact of the integration of Bombardier's Business Aviation Training Business (BBAT), Defence and Security's reorganizational costs and the goodwill impairment charge recognized in Healthcare.

“The full brunt of the COVID-19 pandemic hit us during our first quarter, with sharply lower demand and major disruptions to our global operations,” said Marc Parent, CAE’s President and Chief Executive Officer. “At the onset of the pandemic, we acted quickly to ensure the health and safety of our employees and customers by taking extensive measures to protect the Company’s financial position and preserve liquidity. CAE has shown considerable agility and resiliency, having significantly mitigated our loss position and maintained a solid financial base in the first quarter, amid the most challenging conditions our company has ever faced. In Civil, mandatory temporary facility closures and travel restrictions presented our customers and us with considerable challenges. We were also required to temporarily suspend substantially all manufacturing at our main facility. Nevertheless, we still delivered two simulators during the quarter and averaged 33 percent utilization of our training network. With more than half of our global training network either closed or at reduced operations, utilization reached a low point during the quarter in the 20 percent range. Since then, we have seen training centre utilization increase to upwards of 40 percent, as our facilities reopened, and flight crews resumed their critical training activities. In Defence and Healthcare, the pandemic also caused significant disruptions, which have hampered customer demand and our ability to deliver.”

Marc Parent on CAE’s outlook, “The worst of the pandemic’s impacts on CAE may now indeed be behind us; however, the pace of recovery is unlikely to be linear or quick, and it will most certainly be dictated by the rate at which travel restrictions and quarantines can safely be lifted and economic activity improves. We continue to view the current fiscal year as a tale of two halves, with the first half of the year marked by lower demand and disruptions, and the second half, to potentially begin to inflect more positively. With that, we continue to expect free cash flow to turn positive in our second half of the fiscal year.”

On CAE’s strategic realignment for a post COVID-19 world, Parent added, “We have a deeply rooted culture of innovation and a proven ability to adapt quickly to dynamic market conditions. In Healthcare, for example, we rapidly applied the full gamut of our technical capabilities in response to the crisis and are now fielding new opportunities globally in the design, manufacture and sale of life saving ventilators. Tough times require new thinking and across our markets, we have adapted our offerings by introducing new ways to leverage virtual reality and distance learning technologies to serve our customers’ critical needs. We are currently taking actions company-wide to further strengthen CAE while our end markets recover. CAE has always been a nimble, technology-intensive company—and now more than ever, we are leaning forward and discovering more ways to accelerate the long-term transformation of the way we operate. We are applying digitally immersive technologies to further differentiate our solutions and address an even wider range of our customers’ most critical needs. We are also leveraging technology to drive enhanced customer experiences, and to find greater operational efficiencies. As such, in order to adjust to the current and expected level of demand for our products and services, and to enable approximately $50 million of expected annual recurring savings starting next fiscal year, we have announced a restructuring program of approximately $100 million to be carried out over the next 12 months. Our restructuring program includes the introduction and acceleration of new digitally enhanced processes and the optimization of CAE’s global asset base and footprint. We are effectively managing the things we can control within this unprecedented environment and we are decidedly focused on the future — and I expect we will ultimately be stronger for it.”

Restructuring program announced subsequent to the quarter to drive $50 million annual savings
Subsequent to the end of the first quarter, CAE announced that it would be taking additional measures to best serve the market by optimizing its global asset base and footprint, adapting its global workforce and adjusting its business to correspond with the expected lower level of demand for certain of its products and services. These measures also include the introduction and acceleration of new digitally enhanced processes.

As a result of these measures, CAE expects to record restructuring expenses of approximately $100 million over the next 12 months, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits.

Taken together, these measures are expected to enable CAE to emerge from the current period from a position of strength and the Company expects to fully realize cost reductions of approximately $50 million annually starting in fiscal year 2022.

Civil Aviation Training Solutions (Civil)
The COVID-19 pandemic continued to negatively impact Civil training revenues during the quarter, with significantly lower than usual training utilization resulting from lower customer demand and government restrictions including travel bans, border restrictions, lockdown protocols and self-isolation measures that forced temporary closures and disruptions to Civil operations worldwide. At the worst point during the first quarter of fiscal 2021, more than half of our Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. Because of these extreme conditions, training centre utilization touched down in the low 20 percent range and averaged 33 percent for the quarter. By the end of June 2020, all previously closed training locations had re-opened, however several locations remained operating at reduced capacities. In addition to the disruptions to Civil’s training centre network, Civil was also required to suspend the manufacture of simulator products at its main facility.

First quarter Civil revenue was $248.0 million, down 48% compared to the same quarter last year. Segment operating loss was $97.9 million compared to a segment operating income of $98.6 million (20.6% of revenue) in the first quarter last year. First quarter segment operating loss before specific items was $16.2 million, down 116% compared to the first quarter last year. During the quarter, Civil delivered 2 full-flight simulators (FFSs)(7) to customers and first quarter Civil training centre utilization(8) was 33%. Utilization averaged 41% in June and has since continued to be approximately 40%.

During the quarter, Civil signed training solutions contracts valued at $193.5 million, including a contract for an Airbus A320 FFS for China Express, a four-year training agreement with Alitalia, a 5-year training agreement with Boeing to support Boeing’s ab initio Pilot Development Program, a five-year training agreement with WAMOS Air, a five-year training agreement with long term business aviation partner, SC Aviation and a two-year business aviation training agreement with Air Hamburg. We also introduced new virtual service offerings to support our customers as a response to border restrictions arising from the COVID 19 pandemic, including offering remote support for the installation, acceptance and qualification of FFSs, obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations, and developing remote instructor operating station solutions for live instructor interactions during training sessions. Also, as a product of our digital innovation, we launched instructor-led online courses for aviation maintenance training and CAE Airside, a new digital platform that provides training and career resources to pilots grounded due to COVID-19. The platform features articles and tools that were created on the subjects that matter the most to thousands of pilots surveyed around the world during this pandemic (https://www.airside.aero/).

The Civil book-to-sales ratio was 0.78x for the quarter and 1.02x for the last 12 months. The Civil backlog at the end of the quarter was $4.5 billion.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU, FFSs deployed and FFS deliveries)		Q1-2021	Q1-2020	Variance %
Revenue		$248.0	$477.6	(48%)
Segment operating (loss) income		$(97.9)	$98.6	(199%)
Operating margins	%	—%	20.6
SOI before specific items		$(16.2)	$101.0	(116%)
Operating margins before specific items	%	—%	21.1
Order intake		$193.5	$693.8	(72%)
Total backlog		$4,541.1	$5,090.3	(11%)
Simulator equivalent unit (SEU)(9)		246	242	2%
FFSs deployed in CAE’s network(7)		304	294	3%
FFS deliveries		2	5	(60%)

Defence and Security (Defence)
The COVID-19 pandemic contributed to delays in the execution of programs from backlog and in order intake. A range of global defence programs involving government and OEM customers experienced delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. While some of the required progress and acceptance testing continued with virtual meetings and remote work procedures, delays impacted the attainment of key program milestones. In addition, there have been delays in the award of new contracts, as government acquisition authorities follow directives in their respective countries to shelter-in-place and eliminate travel. These delays continued to impact Defence order intake during the first quarter.

First quarter Defence revenue was $280.2 million, down 13% compared to the same quarter last year and segment operating loss was $9.2 million compared to a segment operating income of $15.1 million (4.7% of revenue) in the first quarter last year. First quarter segment operating income before specific items was $17.3 million (6.2% of revenue), up 15% compared to the first quarter last year.

During the quarter, Defence booked orders for $201.3 million, including contracts to provide the U.S. Air Force with upgrades and enhancements to both the KC-135 and C-130H aircrew training system programs and to continue providing a range of in-service support solutions for the Royal Canadian Air Force's CF-18 aircraft. Other notable contracts include providing Airbus Defence and Space with support for the development of new and upgraded training capabilities for Germany’s Eurofighter program. Defence also received orders to continue providing maintenance and support services for the Royal Navy Merlin helicopter training systems.

The Defence book-to-sales ratio was 0.72x for the quarter and 0.94x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $4.0 billion. The Defence pipeline remains strong with some $5 billion of bids and proposals pending customer decisions.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q1-2021	Q1-2020	Variance %
Revenue		$280.2	$320.5	(13%)
Segment operating (loss) income		$(9.2)	$15.1	(161%)
Operating margins	%	—%	4.7
SOI before specific items		$17.3	$15.1	15%
Operating margins before specific items	%	6.2%	4.7
Order intake		$201.3	$219.5	(8%)
Total backlog		$4,009.8	$4,271.9	(6%)

Healthcare
In Healthcare, a large portion of the market for simulation products are academic institutions and nursing schools, that were under lockdown protocols, and this negatively affected Healthcare’s ability to conclude contracts and deliver on existing orders. In the hospital market, customers were focused on managing the acute operational demands of the healthcare crisis rather than addressing their usual training needs.

First quarter Healthcare revenue was $22.3 million, down 19% compared to $27.5 million in the same quarter last year, and first quarter segment operating loss was $3.2 million, compared to a loss of $2.8 million in the first quarter last year.

CAE Healthcare provided complimentary training seminars on how to prepare healthcare workers in the fight against COVID-19. It launched simulation-based training solutions, both web- and hardware-based, to train personnel in the safe practice of ventilation and intubation, which is key to saving lives, and released a COVID-19 ultrasound training suite to provide hands-on foundational training for physicians. Additionally, as institutions begin to reopen and offer remote education, CAE Healthcare provided new tools and training on how to implement distance learning with our solutions such as the Distance Learning Suite for Nursing. As a testament to CAE’s agility, innovation, engineering integration capabilities and subject matter expertise, the Company was selected by the Government of Canada, and is currently under contract, to design, manufacture and supply 10,000 ventilators to help save lives of COVID-19 patients. The majority of CAE Air1 ventilator deliveries are expected in the second half of fiscal 2021.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q1-2021	Q1-2020	Variance %
Revenue		$22.3	$27.5	(19%)
Segment operating loss		$(3.2)	$(2.8)	(14%)
Operating margins	%	—%	—

Additional financial highlights
We recorded non-operational costs of $108.2 million during the first quarter of fiscal 2021 relating mainly to impairment charges on property, plant and equipment, intangible assets, and certain financial assets as a result of the continued negative impacts of the COVID-19 pandemic.

Cash provided by operating activities before changes in non-cash working capital was positive $36.9 million for the quarter, compared to $137.8 million in the first quarter last year. Free cash flow was negative $92.7 million for the quarter compared to negative $102.1 million in the first quarter last year. The increase in free cash flow was mainly due to a lower investment in non-cash working capital, lower dividends paid and lower maintenance capital expenditures. CAE expects to generate negative free cash flow in the first half of the fiscal year, resulting from the acute pandemic impacts on demand and operations, and a seasonally higher level of investment in non-cash working capital accounts. The Company expects positive free cash flow in the second half of the fiscal year.

Income tax recovery this quarter was $35.4 million, representing an effective tax rate of 24%, compared to 17% for the first quarter last year. The tax rate was higher due to the impact of impairment charges on non-financial assets incurred in relation to the COVID-19 pandemic, partially offset by the change in the mix of income from various jurisdictions. Excluding the effect of the impairments, the income tax rate would have been 20% this quarter.

Growth and maintenance capital expenditures(10) totaled $18.0 million this quarter.

Net debt(11) at the end of the quarter was $2,407.5 million for a net debt-to-capital ratio(12) of 50.7%. This compares to net debt of $2,365.7 million and a net debt-to-capital ratio of 47.8% at the end of the preceding quarter.

Return on capital employed (ROCE)(13) was 8.0% this quarter compared to 11.9% in the first quarter last year, before specific items.

Management outlook for fiscal year 2021
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, with the majority of CAE’s customers facing significant challenges resulting from sharply lower demand, operational disruptions and restrictions on travel. CAE continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and support its community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all of CAE’s business segments.

Consolidated outlook
CAE is a high technology solutions company at the leading edge in digital immersion. The extended-term outlook for the Company remains compelling, with potential for compound growth and superior returns over the long term. Imbued with a culture of innovation, empowerment, excellence and integrity, CAE expects to emerge from the pandemic even better positioned as a result of its restructuring program, which is expected to yield approximately $50 million of annual recurring cost savings starting in fiscal year 2022, from initiatives including the introduction and acceleration of new digitally enhanced processes and the optimization of CAE’s global asset base and footprint. At the same time, CAE is maintaining its investment and focus on technological innovation to reimagine the customer experience and broaden its aperture to revolutionize training and operational support solutions. As our core end markets recover, the “new normal“ that emerges could present novel challenges for our customers. We believe certain trends will arise in greater force post-COVID-19, such as e-learning, remote work, the imperative on safety, and the digital transformation and virtualization of the physical world. CAE’s core capabilities align very well with these future needs and we will make use of the current period to further strengthen our technological expertise. We are leaning forward to capture more organic growth by leveraging our leading edge understanding of man-to-complex-machine interfaces, and we continue to assert our leadership in three attractive markets with long-term secular tailwinds, namely civil aviation, defence and security, and healthcare. We are seeing excellent customer receptivity to our recent new technology developments in the areas of machine learning-enabled data analytics, remote delivery and virtual reality/augmented reality and we will be driving forward to excel on these fronts, now more than ever.

In the short-term; however, the Company expects the COVID-19 pandemic to have a significant negative impact on its performance. The current view for fiscal year 2021 is for a material decrease in operational and financial performance in the first half, and for the second half of the year to potentially begin to inflect more positively. CAE has implemented several measures to preserve liquidity and reduce operating costs as it weathers the COVID-19 pandemic. Among these measures, the Company significantly reduced capital expenditures, which it currently expects to total approximately $50 million for the first six months of fiscal year 2021. CAE’s training operations are inherently highly cash generative and can continue to be cash flow positive, even at low levels of utilization. However, the combination of sharply lower demand and the COVID-19-related disruptions to CAE’s operations are expected to result in negative free cash flow for the Company in the first half of the fiscal year. Looking beyond, CAE expects to generate positive free cash flow in the second half of the year.

Civil outlook
In Civil, as air travel eventually resumes, the Company expects to continue building on its previously positive momentum in training, increasing market share and securing new customer partnerships with its innovative training and operational solutions. The Company believes more airline training partnership and outsourcing opportunities should materialize as the industry looks for ways to gain greater agility and resiliency in the post-COVID-19 era, including partnering with CAE. In business aviation training, which represents a substantial portion of CAE’s Civil business, demand is driven largely from servicing the training needs of the already active global business aircraft fleet and the delivery of large-cabin business jets. Demand for Civil full-flight simulators is closely linked to new aircraft deliveries, and while the total market is expected to be substantially smaller this fiscal year, Civil expects to maintain its leading share of the available FFS sales. CAE benefits from a large backlog of customer-funded FFS orders, and while several deliveries will indeed be delayed, the Company expects to substantially deliver this backlog over the next couple of years.

Defence outlook
In Defence, the Company also benefits from a large backlog of contracts with government customers to provide training solutions and operational support services that are considered essential to national security. The Company recently announced that Dan Gelston will become CAE’s Group President, Defence and Security, transitioning from Heidi Wood, CAE’s Executive Vice President, Business Development & Growth Initiatives, the business unit’s current interim leader. Dan brings a wealth of experience as a proven leader with more than 20 years of experience in the U.S. military, intelligence community and the global defence industry. He will be assuming his new role with CAE based in Washington, D.C., effective August 24, 2020. In the current fiscal year, COVID-19-related issues are slowing Defence’s progress toward program milestones on work in backlog, including for some of its more complex contracts. The pandemic has also led to delays in contract awards globally, and the structural effects of low oil prices has further impacted the rate of expected contract awards in the Middle East. More recently, the surge of new COVID-19 cases in the U.S. has impacted our ability to deliver training services from certain of our facilities. Although Defence continues to be hampered in fiscal year 2021 in the current environment, the long-term outlook for Defence continues to be for growth, supported by a large addressable market for its innovative solutions and the realization of the benefits of its new leadership and strengthened organization.

Healthcare outlook
CAE believes Healthcare is well positioned to experience a change in the appreciation of the importance, relevancy and benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis. With its innovative products and demonstrated agility, CAE continues to believe Healthcare will become a more material part of the Company over the long term.

Management’s expectations are based on the prevailing market conditions, the timing and degree of easing of global COVID-19-related mobility restrictions, and customer receptivity to CAE’s training and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2020 MD&A.

Corporate Social Responsibility
CAE’s noble purpose, focused on safety, has never been more relevant than during the current pandemic. It captures how CAE makes a difference in the world and drives its decisions and actions. CAE’s purpose makes its employees proud and delights its customers. Making civil aviation safer, helping defence forces return home safely and making healthcare safer are all rooted in the principles of corporate social responsibility (CSR).

CAE issued its FY20 Annual Activity and Corporate Social Responsibility Report on June 26, 2020. In addition to full coverage of CAE’s societal impact as part of the COVID-19 pandemic, the report highlights CAE’s environmental leadership. With the rise in importance of climate change as a systemic global issue, CAE has taken action and announced in FY20 that it would become carbon neutral by the end of Summer 2020. This goal will be achieved by purchasing Renewable Energy Certificates and Carbon Offset Certificates for the fuel used for all the live training flights of CAE’s academies, for energy consumption in each location worldwide and for business air travel of all employees. CAE’s long-term strategy to achieve carbon neutrality is to reduce the carbon emissions at the source and projects have been identified and are currently in an exploration phase. CAE has also created a Climate Change Committee to evaluate and integrate risks and opportunities into its business strategy. In order to enhance its disclosure transparency, CAE has reported on Task Force on Climate-related Financial Disclosures (TCFD) recommendations for the first time.

To learn more about CAE’s corporate sustainability roadmap and achievements, refer to CAE's FY20 Annual Activity and Corporate Social Responsibility Report.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended June 30, 2020 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q1 FY2021
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:30 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements, which may include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the outbreak of the COVID-19 pandemic and the effectiveness of plans and measures we have implemented in response thereto; general economic outlook; prospects and trends of an industry; available liquidities; CAE’s business outlook, objectives, plans and strategic priorities; and other statements that are not historical facts.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "should", "strategy", "future" and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. While management considers these assumptions to be reasonable and appropriate based on information currently available, there is risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of August 12, 2020 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after August 12, 2020. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2021 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: our liquidity from our cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting our business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2020 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2020 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Segment operating income or loss (SOI) is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

(2) Segment operating income or loss before specific items further excludes restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(3) Earnings or loss per share (EPS) before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(4) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(5) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(6) Net income or loss before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(7) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs deployed in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(8) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(9) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(10) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(11) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(12) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(13) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated (Loss) Income Statement

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2020	2019

Revenue	$550.5	$825.6
Cost of sales	442.5	581.9
Gross profit	$108.0	$243.7
Research and development expenses	20.1	31.9
Selling, general and administrative expenses	93.9	113.3
Impairment and other (gains) and losses	96.6	(0.3)
Share of after-tax loss (profit) of equity accounted investees	7.7	(12.1)
Operating (loss) profit	$(110.3)	$110.9
Finance expense – net	35.1	34.9
(Loss) earnings before income taxes	$(145.4)	$76.0
Income tax (recovery) expense	(35.4)	13.0
Net (loss) income	$(110.0)	$63.0
Attributable to:
Equity holders of the Company	$(110.6)	$61.5
Non-controlling interests	0.6	1.5
(Loss) earnings per share attributable to equity holders of the Company
Basic and diluted	$(0.42)	$0.23

Consolidated Statement of Comprehensive (Loss) Income

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2020	2019

Net (loss) income	$(110.0)	$63.0
Items that may be reclassified to net (loss) income
Foreign currency exchange differences on translation of foreign operations	$(105.9)	$(69.3)
Reclassification to income of foreign currency exchange differences	(5.8)	(1.9)
Net gain on cash flow hedges	30.3	12.5
Reclassification to income of losses on cash flow hedges	(5.0)	(0.7)
Net gain on hedges of net investment in foreign operations	47.1	22.5
Income taxes	(7.4)	(0.8)
	$(46.7)	$(37.7)
Items that will never be reclassified to net (loss) income
Remeasurement of defined benefit pension plan obligations	$(123.0)	$(43.6)
Net loss on financial assets carried at fair value through OCI	(0.1)	(0.1)
Income taxes	32.3	11.5
	$(90.8)	$(32.2)
Other comprehensive loss	$(137.5)	$(69.9)
Total comprehensive loss	$(247.5)	$(6.9)
Attributable to:
Equity holders of the Company	$(245.7)	$(7.1)
Non-controlling interests	(1.8)	0.2

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2020	2020

Assets
Cash and cash equivalents	$363.3	$946.5
Accounts receivable	517.5	566.1
Contract assets	536.3	569.3
Inventories	670.7	616.2
Prepayments	59.2	55.1
Income taxes recoverable	32.1	30.4
Derivative financial assets	25.0	25.0
Total current assets	$2,204.1	$2,808.6
Property, plant and equipment	2,007.8	2,154.0
Right-of-use assets	370.3	395.9
Intangible assets	1,974.9	2,056.5
Investment in equity accounted investees	428.0	460.6
Deferred tax assets	105.6	84.5
Derivative financial assets	11.6	13.1
Other non-current assets	507.2	510.4
Total assets	$7,609.5	$8,483.6

Liabilities and equity
Accounts payable and accrued liabilities	$825.5	$934.4
Provisions	27.8	29.2
Income taxes payable	25.1	26.4
Contract liabilities	740.5	746.2
Current portion of long-term debt	219.0	206.2
Derivative financial liabilities	52.3	119.9
Total current liabilities	$1,890.2	$2,062.3
Provisions	28.1	28.6
Long-term debt	2,551.8	3,106.0
Royalty obligations	134.9	141.1
Employee benefits obligations	340.1	212.8
Deferred tax liabilities	104.9	150.6
Derivative financial liabilities	7.9	12.8
Other non-current liabilities	212.3	191.1
Total liabilities	$5,270.2	$5,905.3
Equity
Share capital	$682.0	$679.5
Contributed surplus	32.9	26.9
Accumulated other comprehensive income	148.8	193.2
Retained earnings	1,388.8	1,590.1
Equity attributable to equity holders of the Company	$2,252.5	$2,489.7
Non-controlling interests	86.8	88.6
Total equity	$2,339.3	$2,578.3
Total liabilities and equity	$7,609.5	$8,483.6

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2020	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net (loss) income	—	$—	$—	$—	$(110.6)	$(110.6)	$0.6	$(110.0)
Other comprehensive loss	—	—	—	(44.4)	(90.7)	(135.1)	(2.4)	(137.5)
Total comprehensive loss	—	$—	$—	$(44.4)	$(201.3)	$(245.7)	$(1.8)	$(247.5)
Exercise of stock options	149,850	2.5	(0.3)	—	—	2.2	—	2.2
Share-based payments expense	—	—	6.3	—	—	6.3	—	6.3
Balances as at June 30, 2020	265,769,477	$682.0	$32.9	$148.8	$1,388.8	$2,252.5	$86.8	$2,339.3

	Attributable to equity holders of the Company
Three months ended June 30, 2019	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at April 1, 2019	265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income	—	$—	$—	$—	$61.5	$61.5	$1.5	$63.0
Other comprehensive loss	—	—	—	(36.5)	(32.1)	(68.6)	(1.3)	(69.9)
Total comprehensive (loss) income	—	$—	$—	$(36.5)	$29.4	$(7.1)	$0.2	$(6.9)
Exercise of stock options	833,180	16.2	(1.9)	—	—	14.3	—	14.3
Optional cash purchase of common shares	408	—	—	—	—	—	—	—
Repurchase and cancellation of common shares	(58,131)	(0.1)	—	—	(1.9)	(2.0)	—	(2.0)
Share-based payments expense	—	—	3.7	—	—	3.7	—	3.7
Stock dividends	30,420	1.1	—	—	(1.1)	—	—	—
Cash dividends	—	—	—	—	(25.5)	(25.5)	—	(25.5)
Balances as at June 30, 2019	266,253,480	$666.8	$26.6	$162.5	$1,431.3	$2,287.2	$78.9	$2,366.1

Consolidated Statement of Cash Flows

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2020	2019

Operating activities
Net (loss) income	$(110.0)	$63.0
Adjustments for:
Depreciation and amortization	85.6	73.8
Impairment of non-financial assets	98.0	—
Share of after-tax loss (profit) of equity accounted investees	7.7	(12.1)
Deferred income taxes	(37.1)	13.0
Investment tax credits	(5.2)	(9.4)
Share-based payments expense	4.6	1.9
Defined benefit pension plans	4.9	4.3
Other non-current liabilities	1.0	(4.2)
Derivative financial assets and liabilities – net	(34.6)	(7.0)
Other	22.0	14.5
Changes in non-cash working capital	(125.3)	(197.8)
Net cash used by operating activities	$(88.4)	$(60.0)
Investing activities
Business combinations, net of cash acquired	$—	$(7.5)
Additions to property, plant and equipment	(18.0)	(89.0)
Proceeds from disposal of property, plant and equipment	—	0.4
Additions to intangible assets	(17.8)	(22.7)
Net payments to equity accounted investees	0.5	0.7
Dividends received from equity accounted investees	6.1	—
Other	(0.1)	—
Net cash used in investing activities	$(29.3)	$(118.1)
Financing activities
Net (repayment) proceeds from borrowing under revolving credit facilities	$(439.0)	$192.0
Proceeds from long-term debt	6.3	9.0
Repayment of long-term debt	(5.7)	(100.8)
Repayment of lease liabilities	(19.2)	(25.4)
Dividends paid	—	(25.5)
Issuance of common shares	2.2	14.3
Repurchase and cancellation of common shares	—	(2.0)
Other	(0.7)	(0.3)
Net cash (used in) provided by financing activities	$(456.1)	$61.3
Effect of foreign currency exchange differences on cash and cash equivalents	$(9.4)	$(7.3)
Net decrease in cash and cash equivalents	$(583.2)	$(124.1)
Cash and cash equivalents, beginning of period	946.5	446.1
Cash and cash equivalents, end of period	$363.3	$322.0